Exhibit 99.1

FOR IMMEDIATE RELEASE

University of Utah Hospital Purchases IMRISNV
-- Leading stroke facility to study patient benefits --

Winnipeg, Manitoba, March 28th, 2010 (NASDAQ: IMRS) (TSX: IM) -- IMRIS Inc. ("IMRIS" or the “Company”) today announced the sale of IMRISNV to University of Utah Hospital in Salt Lake City, Utah.

IMRISNV will provide important new capabilities for clinicians at University of Utah Hospital’s leading edge stroke center.  IMRISNV combines the imaging modalities of MR and fluoroscopy in a fully integrated suite to assist clinicians in the diagnosis and treatment of stroke and other neurovascular disorders. The system permits a patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy guidance without the need to transport the patient between imaging modalities.  During and immediately after a procedure, new MR images can be taken to assess the effectiveness of the treatment and to determine if further intervention is required.

In addition to an interventional theatre for stroke and other neurovascular procedures, the system at University of Utah Hospital will also include adjoining rooms for neurosurgical and diagnostic imaging. The interventional theatre for treating stroke patients will feature an advanced bi-plane angiography system and a wide bore 3T MR scanner.  The high-field MR scanner can be deployed into any of the three rooms in the IMRIS suite.  When not in use for intra operative imaging, both the MR and fluoroscopic system are available for diagnostic use.

The University of Utah (U of U) has been designated a Stroke Center of Excellence by Chicago-based think tank NeuStrategy. The U of U Stroke Center’s “Institute” level certification, which is the highest recognition possible, signifies use of the most advanced technology, dedicated care for stroke patients, specialty-trained physicians and staff, and focused research to improve stroke care and outcomes. The U of U Stroke Center is also a Joint Commission Certified Primary Stroke Center and has been recognized by the American Heart and Stroke Association as providing the highest level of care for the stroke patients with the “Get with the Guidelines Gold Plus Certification”.

In conjunction with the installation of IMRISNV, University of Utah Hospital will be undertaking a study to assess the capabilities and benefits of the IMRISNV system.  Under the direction of Dr. Steve Stevens, Professor and Chair of the Department of Radiology at the University of Utah, the study will track and evaluate how IMRISNV contributes to the Neuroscience team’s management of stroke and to the outcomes of its patients.

 “The impact an ischemic stroke has on a patient is currently directly correlated to the length of time from stroke onset to treatment,” said Dr. Stevens. “ With IMRISNV, we will have the ability to quickly and accurately assess the stroke patient’s brain using MR imaging and if indicated immediately undertake an interventional procedure using fluoroscopic guidance to resolve the condition. We believe the availability of MR imaging and fluoroscopy together in a fully integrated interventional environment will allow us to significantly advance our ability to identify and appropriately treat patients who suffer an ischemic stroke independent of time of onset.”

“University of Utah Hospital is an established leader in stroke care and we are pleased to be collaborating with Dr. Stevens and his team,” said David Graves, IMRIS Chairman & CEO.  “We believe IMRISNV will make an important contribution to improving outcomes for stroke patients and the addition of study data from University of Utah’s Clinical Neurosciences Center will further demonstrate the capabilities of IMRISNV.”

Today’s announcement marks the second IMRIS system for University of Utah Health Care.  In late 2009, Huntsman Cancer Hospital selected an IMRISneuro system.  In the last ten years, Huntsman Cancer Institute has grown to become one of America’s major cancer research centers.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Kelly McNeill
Executive Vice-President, Finance and Chief Financial Officer IMRIS Inc. Tel: 204-480-7090 Email: kmcneill@imris.com